Linktone to Announce Fourth Quarter and 2005 Fiscal Year Financial Results on February 28, 2006

Linktone also Provides Updated Guidance for Fourth Quarter and 2005 Fiscal Year

Shanghai, China – February 1, 2006 – Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced that it will report its financial results for the fourth quarter and 2005 fiscal year on February 28, 2006.

Linktone also announced today that its preliminary fourth quarter and year-end results are expected to be as follows:

●	Fourth quarter GAAP net income is expected to be
approximately $0.03 to $0.04 per fully diluted American
Depositary Share (ADS). This compares to the Company’s
previous guidance provided in its press release dated
November 17, 2005 of approximately $0.15 per fully diluted
ADS.

●	For the 2005 fiscal year, Linktone expects GAAP net income
of approximately $0.43 to $0.44 per fully diluted ADS,
compared to the Company’s previous guidance of GAAP net
income of approximately $0.54 per fully diluted ADS.

●	The Company anticipates that its total gross revenues for the fourth quarter will be between $20.4 million and $20.6 million, compared to the previous quarter of $20.5 million.

The Company attributes the lower than expected GAAP net income for the fourth quarter of 2005 primarily to the following:

●	Higher costs associated with the Company’s wireless
value-added services, including in particular increased
revenue share payments to content providers reflecting a
greater percentage of its revenues derived from third party
content-based services.

●	Lower than expected revenue for the Company’s services in several provinces in China resulting principally from decreased promotional activities with the mobile operators in such provinces.

●	Increased expenditures due principally to the Company’s
continued investment in media advertising, which the Company increased in the fourth quarter to maintain its competitive
position in the market, and in new businesses and product
lines.

●	Higher than expected operating expenses, including one-time personnel-related charges.

The foregoing updated financial guidance is preliminary, and, therefore, subject to the finalization of the Company’s financial results.

Linktone will host a conference call to discuss fourth quarter and 2005 fiscal year results at 7:00 p.m. Eastern Time on February 27, 2006 (4:00 p.m. Pacific Time on February 27, 2006 and 8:00 a.m. Beijing/Hong Kong Time on February 28, 2006). The dial-in number for the call is 800-218-0204 for U.S. callers and 303-262-2130 for international callers. Raymond Yang, Chief Executive Officer and Colin Sung, Chief Financial Officer, will be on the call to discuss the quarterly results and highlights and answer questions.

A replay of the call will be available until March 13, 2006. To access a replay of the call, U.S. callers should dial 800-405-2236 and enter PIN number 11051996; international callers should dial 303-590-3000 and enter the same PIN number.

Additionally, a live and archived web cast of this call will be available for 30 days on the Linktone web site at http://english.linktone.com/aboutus/index.html

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the company develops aggregates and distributes innovative and engaging products for its growing user community to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Lily Jiang Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@tpg-ir.com